UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

 Form C: Offering Statement
 Form C-U: Progress Update
 Form C/A: Amendment to Offering Statement
 Check box if Amendment is material and investors must reconfirm within five business days.
X Form C-AR: Annual Report
 Form C-AR/A: Amendment to Annual Report Form C-TR: Termination of Reporting

Name of issuer
Aqua Research Inc

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
January 03, 2023

Physical address of issuer

5601 Midway Park Place NE
Albuquerque, NM 87109

Website of issuer https://aquaresearch.com

Current number of employees
9

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,110,555.05	$1,001,408.31
Cash & Cash Equivalents	$188,770.63	$145,608.08
Accounts Receivable	$29,332.23	$17,831.26
Short-term Debt	$267,468.14	$464,439.57
Long-term Debt	$1,072,394.06	$1,004,739.92
Revenues/Sales	$1,661,781.62	$1,397,484.21
Cost of Goods Sold	$38,119.80	$98,032.18
Taxes Paid	-$344.08	$5490.86
Net Income	$344,208.03	-$408,406.86

April 30, 2026

FORM C-AR

Aqua Research Inc

AQUA RESEARCH

This Form C-AR (including the cover page and all exhibits attached hereto, the "From C-AR) is being furnished by Aqua Research Inc, a Delaware Corporation (the "Company," as well as references to "we, "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature The Company is filing this Form C-AR pursuant to Regulation CF 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.agemeter.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (S 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Issuers' current reasonable expectations and projections relating to their respective financial conditions, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect, " "project," "plan, " "intend," "believe," "may, " "should," "can have, " "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Issuers have made in light of their industry experience, perceptions of historical trends, current conditions, expected future developments and other factors they believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees

of performance or results. They involve risks, uncertainties (many of which are beyond the Issuers' control) and assumptions. Although the Issuers believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect their actual operating and financial performance and cause their performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Issuers' actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by either of the Issuers in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Issuers to predict all of them. The Issuers undertake no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Annual Report Highlights

Directors and Officers:

Eugene Rabent, CEO. Employed since July 24, 2022. Not employed by others.

Rodney Herrington, Founder and Chief Technology Officer, employed since 7/1/2022. Also employed by Aqua Membranes Inc, Founder and Board of Directors since 12/13/2018. Both companies are located at 5601 Midway Park Place NE, Albuquerque, NM 87109. Aqua Research Inc. manufactures chlorine generation systems. Aqua Membranes Inc. manufactures reverse osmosis membrane elements.

Shareholders with over 20% voting equity securities:

Rodney Herrington is the only shareholder with more than 20% ownership.

Description of Business and Risk Factors:

The company makes chlorine generators that range in size from individual handheld devices to commercial scale systems for drinking water, cooling towers, hospital sanitation, aquatics, and other areas where chlorine is used. Our business plan is to growth the business worldwide.

Risk Factors:

- The founder dies or retires, and the remaining staff cannot grow the company
- Sales don't materialize
- New competition enters the market and undercuts our prices

Ownership and Capital Structure

The terms of the securities being offered and each other class of security of the issuer are as follows:

Three-year convertible notes of preferred stock with 10% interest and discount

Number of securities being offered and/or outstanding:

$10 million pre-money on a $3 million raise

Voting Rights: Securities will have voting rights, no limitations

Terms of the securities will not be adjustable within the three-year period, but 2X payback on sale of the company. All securities today are common. These new securities will be preferred.

Rights will not be limited or diluted other than stock option pool in effect.

Principal shareholders may be issued bonuses in terms of stock options from the current stock option pool.

Rodney Herrington currently has 26.6% of fully diluted shares.

The securities are being offered on a pre-money value of $10 million. Future value will be determined by an independent valuation, or by an offer to buy the company. A 409a valuation is conducted each year.

There are no exempt offerings.

Risks include failure of the company to perform and subsequent bankruptcy. Additional fund-raising events will dilute all shareholders including the principal shareholder, but additional fundraising will improve the balance sheet and opportunity to grow. Repurchase of securities should have the effect of increasing the equity value of the investor. The investor will receive proceeds from the sale of the company in relationship to their ownership percentage.

Resale of securities will be subject to a one-year lockup.

There have been no transactions since the beginning of 1/1/2025 and none currently proposed to which the issuer was or is to be a party.

Conflicts of Interest

To the best of our knowledge there have been no transactions or relationships, which may give rise to a conflict of interest with the Company their operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (S 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

Rodney E. Herrington

Rodney Herrington/ Founder

8-26-26

Date

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (S 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Rodney E. Herrington

Rodney Herrington/Founder

8-26-26

Date